FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

The Company is pleased to announce that on September 23, 2007, its wholly owned subsidiary, Crow Electronic Engineering Ltd. (“Orev”) signed a share purchase agreement (the “Agreement”) with respect to the acquisition of shares and investment in Video Domain Technologies, Ltd..(“VTD”), in which it currently holds approximately 34% of the issued share capital, from certain existing shareholders of VDT (the “Selling Shareholders”). The Agreement contains the following material terms:

■	Pursuant to the terms of the Agreement; Orev will (i) purchase 8,724 Ordinary shares and 4,204 Preferred A Shares (Collectively the “Purchased Shares”) for the aggregate consideration of US$1,000,000 from the existing shareholders in VDT (ii) Invest an additional sum of US$538,000 in VDT. VDT plans to use $360,000 of these funds to compensate existing key management as consideration for their undertaking of Non Compete/Non Circumvent agreements and $178,000 for the settlement and termination of their employment with VDT. Subsequent to the closing of the transaction, Crow Technologies (1977) Ltd., through Orev, will own approximately 95% of VTD, on a fully diluted basis.

■	The closing of the sale of the total of 12,928 shares of VTD by the Selling Shareholders is expected to take place during the first week of October, 2007.

■	The Closing of the Transaction is subject to obtaining the approval of the board of directors and shareholders of VDT and other consents and approvals of third parties.

Shmuel Melman, CEO commented that “the Agreement will allow Crow to enter the area of video in the security field which is currently under restriction of non-compete. It will also enable the Company to provide its client base with complete line of security solutions and support the current product base of the group”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer